                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999.

                                       OR

     [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to ________.

     Commission file numbers 33-84656 and 333-17773.

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Gray Communications Systems, Inc.
           Capital Accumulation Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Gray Communications Systems, Inc.
           126 N. Washington Street
           Albany, Georgia 31701

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                   FORM 11-K

                              REQUIRED INFORMATION

     (a)  Financial Statements.  Filed as part of this Report
          --------------------
          on Form 11-K are the financial statements and the schedules thereto of the Gray Communications Systems, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated May 18, 2000.

     (b)  Exhibits.  A consent of Ernst & Young LLP dated June 26, 2000 is
          --------
          being filed as an exhibit to this report.


                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GRAY COMMUNICATIONS SYSTEMS, INC.
                              CAPITAL ACCUMULATION PLAN


Date: June 28, 2000          By:  /S/ James C. Ryan
                                  -----------------
                                  James C. Ryan
                                  Chief Financial Officer
                                  Plan Administrator

                Audited Financial Statements and Supplemental
                                   Schedules

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

          December 31, 1999 and 1998 and year ended December 31, 1999 with Report of Independent Auditors

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan


            Audited Financial Statements and Supplemental Schedules


          December 31, 1999 and 1998 and year ended December 31, 1999



                                    Contents

Report of Independent Auditors...............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................  2
Statement of Changes in Net Assets Available for Benefits....................  3
Notes to Financial Statements................................................  4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year...............  7
Schedule of Reportable Transactions..........................................  8

                         Report of Independent Auditors

Benefit Committee
Gray Communications Systems, Inc.

We have audited the accompanying statements of net assets available for benefits of the Gray Communications Systems, Inc. Capital Accumulation Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 1999 and Reportable Transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP



May 18, 2000

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                Statements of Net Assets Available for Benefits


                                                      December 31
                                               1999                1998
                                      --------------------------------------

Asset
 Investments, at fair value                  $ 9,990,015          $8,004,725

 Receivables:
  Sponsor contributions                           59,256              45,128
  Participant contributions                      140,984             107,971
                                      --------------------------------------
  Total receivables                              200,240             153,099
                                      --------------------------------------



Net assets available for benefits            $10,190,255          $8,157,824
                                      ======================================


See accompanying notes.

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999


Additions
 Participant contributions                                         $ 1,381,455
 Sponsor contributions                                                 613,885
 Rollover contributions                                                  5,175
 Investment income:
  Interest and dividend income                                          20,240
  Net realized and unrealized appreciation of investments            1,047,363
                                                           -------------------
                                                                     1,067,603
                                                           -------------------
Total additions                                                      3,068,118

Deductions
 Withdrawals by participants                                          (962,311)
 Transfers related to sale of a subsidiary                             (12,561)
 Administrative and other expenses                                     (60,815)
                                                           -------------------
Total deductions                                                    (1,035,687)
                                                           -------------------

Net increase in assets available for benefits                        2,032,431

Net assets available for benefits:
Beginning of year                                                    8,157,824
                                                           -------------------
End of year                                                        $10,190,255
                                                           ===================


See accompanying notes.

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                         Notes to Financial Statements

                               December 31, 1999


1.  Description of the Plan

The following brief description of the Gray Communications Systems, Inc. Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan was established effective October 1, 1994 for the benefit of eligible employees of Gray Communications Systems, Inc., and of its subsidiaries and affiliates that subsequently adopt the Plan.

General

The Plan is a voluntary defined contribution plan for salaried and non-salaried employees of Gray Communications Systems, Inc. and its subsidiaries (the "Sponsor") who have completed one eligibility year of service as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Sponsor has not expressed any intent to do so, the Benefit Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Benefit Committee to terminate the Plan, all participants shall receive full distribution of the balances in their accounts.

Trust Agreement

Assets of the Plan are held for safekeeping and investment by INVESCO Trust Company (the "Trustee") as part of a trust agreement between the Sponsor and the Trustee.

Contributions

Each active Plan participant may make contributions up to a maximum of 16% of his/her compensation on a before-tax basis and up to a maximum of 16% on an after-tax basis, as long as the sum of the before-tax and after-tax percentages does not exceed 16%. Participant contributions made on a before-tax basis under
Section 401(k) of the Internal Revenue Code (the "Code") can not exceed the elective contribution limit of $10,000 during 1999. Contributions by highly compensated employees are subject to additional restrictions.

Upon enrollment, a participant may direct employee contributions in 10% increments to any of the Plan's fund options. Contributions to the Gray Communications Systems, Inc. Common Stock Fund are temporarily invested in a Retirement Trust Liquid Asset Fund until used to purchase Gray Communications Systems, Inc. common stock. Participants may change their investment options quarterly.

The Sponsor shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of plan participants not to exceed 6% of eligible compensation as defined in the Plan document. The matching percentage was 50% for the year ended December 31, 1999. The Sponsor's matching contributions can be made either in shares of Gray Communications Systems, Inc. Class B common stock or in cash. Any forfeitures of Sponsor contributions are used to reduce future Sponsor contributions. Forfeitures of nonvested amounts were approximately $80,700 for the year ended December 31, 1999.

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                   Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Vesting

Participants are fully vested with regard to their contributions. Participants vest in the Sponsor's contributions after completing five years of service, as defined in the Plan document.

Withdrawals

A participant may withdraw all or part of his/her after-tax contributions for any reason, subject to the suspension of such participant's rights to make after tax contributions for six months.

Hardship withdrawals may be available as defined by the Plan document. A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next twelve months from the date of receipt of the withdrawal and is prohibited from making any elective or employee contributions to all other plans of the Sponsor, including, but not limited to, any stock option, stock purchase or similar plan maintained by the Sponsor.

Distributions

A participant, following termination of employment, can elect to have Plan benefits paid in a single lump-sum distribution, in installments or in a combination of the two methods.

At December 31, 1999, none of the net assets available for benefits were allocated to the accounts of persons who had withdrawn from participation in the Plan, but had not been paid. Such amounts would be, if any, recorded as benefits payable for purposes of the Plan's Form 5500.

Loans

The Plan provides for participant loans at rates of interest established by the Sponsor's Benefit Committee. Such loans are limited as defined by the Plan document.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values as described below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The collective trust funds are valued at their redemption prices (fair values) as established by the Trustee. Generally, the fair values are based on the fair values of the underlying assets which are based on national stock exchange closing prices or other published sources. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                   Notes to Financial Statements (continued)


2.  Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Administrative Expenses

All administrative and investment expenses, except for fund management fees, are paid by the Sponsor. There were no administrative and investment expenses paid by the Sponsor for the year ended December 31, 1999.

Parties-in-Interest Transactions

Plan assets included in the Collective Trust Funds are managed by INVESCO Trust Company ("INVESCO"). As INVESCO is the trustee, as defined by the Plan, transactions involving these investments are party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Sponsor, also qualify as party-in-interest transactions.

Reclassifications

Certain amounts in the December 31, 1998 financial statements have been reclassified to conform to the December 31, 1999 presentation.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1995, stating that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.  Investments

During 1999, the Plan's investments including investments purchased, sold as well as held during the year appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                Net Realized and Unrealized
                                             Appreciation (Depreciation) in
                                                 Fair Value of Investments
                                            ----------------------------------

Principal Protection Fund                                   $   19,277
Intermediate Return Fund                                        55,620
Growth and Income Fund                                         314,946

Maximum Appreciation Fund                                      728,407
Common Stock Fund*                                             (70,887)
                                            ----------------------------------
                                                            $1,047,363
                                            ==================================

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                   Notes to Financial Statements (continued)


4.  Investments (continued)

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                                             December 31
                                                         1999           1998
                                                    ----------------------------
Collective Trust Funds
 INVESCO Trust Company:
  Principal Protection Fund                           $  406,800     $  560,333
  Intermediate Return Fund                               742,010        628,448
  Growth and Income Fund                               2,313,801      1,854,977
  Maximum Appreciation Fund                            3,798,886      2,813,850

Common Stock Fund
 Gray Communications Systems, Inc. Common Stock -
  Class A*                                               906,184      1,012,936
 Gray Communications Systems, Inc. Common Stock -
  Class B*                                             1,682,195      1,043,215

*  Non-participant-directed

5.  Non-participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

                                                          December 31
                                                   1999                 1998
                                             -----------------------------------
Investments, at fair value:
 Gray Communications Systems common
   stock - Class A                               $  906,184           $1,012,936
 Gray Communications Systems common
   stock - Class B                                1,682,195            1,043,215
                                             -----------------------------------
                                                 $2,588,379           $2,056,151
                                             ===================================

                                                                 Year Ended
                                                              December 31, 1999
                                                            --------------------
Change in net assets:
 Contributions                                                     $ 768,873
 Rollovers                                                             4,970
 Interest and dividend income                                         14,926
 Net realized and unrealized depreciation of investments             (70,887)
 Withdraws by participants                                          (143,561)

 Interfund transfers (net)                                            (29,532)
 Transfers related to sale of a subsidiary                            (12,561)
                                                         -----------------------
                                                                    $ 532,228
                                                         =======================

                            SUPPLEMENTAL  SCHEDULES

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                      EIN:  58-0285030   Plan Number:  003
                              Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 1999




                     (b)                               (c)                                                 (e)
        Identity of Issue, Borrower,             Description of                    (d)                   Current
 (a)       Lessor or Similar Party                 Investment                     Cost                    Value

--------------------------------------     -------------------------     --------------------     ------------------
*    INVESCO Trust Company
       Collective Trust Funds:
       Liquid Assets Fund                            26,723.88 units                    #                 $   26,723
       Principal Protection Fund                    24,272.079 units                    #                    406,800
       Intermediate Return Fund                     37,100.509 units                    #                    742,010
       Growth and Income Fund                       97,096.137 units                    #                  2,313,801
       Maximum Appreciation Fund                   133,577.676 units                    #                  3,798,886
                                                                                                  ------------------

       Total                                                                                               7,288,220

       Sponsor Common Stock Fund-
        Gray Communications Systems,
         Inc
 *       Common Stock -  Class A                       51,233 shares               $  633,037                906,184
 *       Common Stock -  Class B                      124,607 shares                1,823,335              1,682,195

       Participant loans                      Interest at rates from
                                                       8.75% to 9.5%                    #                    113,416

                                                                                                  ------------------


                                                                                                          $9,990,015
                                                                                                  ==================


 * Indicates a party-in-interest to the Plan.
 #  Not applicable for participant directed investments.

                       Gray Communications Systems, Inc.
                           Capital Accumulation Plan

                      EIN:  58-0285030   Plan Number:  003
                              Schedule H, Line 4j
                      Schedule of Reportable Transactions
                          Year Ended December 31, 1999



                                                                                                        (h)
       (a)                                        (c)                                             Current Value of
Identity of Party             (b)              Purchase             (d)             (g)         Asset on Transaction      (i)
 Involved            Description of Asset        Price         Selling Price   Cost of Asset           Date            Net Loss
------------------------------------------------------------------------------------------------------------------------------------


Category (iii) Series of Securities Transactions in Excess of 5% of Plan Assets

Gray Communications Gray Communications
Systems, Inc.       Systems, Inc. Common
                    Stock - Class B
                    Purchases of 63,927                                                                                       -
                      shares                     $827,144                -       $ 827,144          $ 827,144
                    Sales of
                      15,537 shares                     -         $208,850         230,407            208,850          ($21,557)

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 1999.

Note: The information required by columns (e) and (f) is not applicable.

                                       9